UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number
001-39993

Centricus Acquisition Corp.

(Exact name of registrant as specified in its charter)

Byron House, 7-9 St. James’s Street
London SW1A 1EE
United Kingdom
+44 (0) 20-7139-4500

(Address, including zip code, and number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-fourth of one redeemable warrant

Class A ordinary shares, $0.0001 par value

Warrants, each whole warrant exercisable for one Class A ordinary share for $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Arqit Quantum Inc. as successor to Centricus Acquisition Corp. has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 17, 2021	By:	/s/ David Williams
	Name:	David Williams
	Title:	Director and Chief Executive Officer